UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number  0-12379

First Financial Bancorp 401(k) Savings Plan
4000 Smith Road
Cincinnati, OH 45209

First Financial Bancorp
4000 Smith Road
Cincinnati, OH  45209

Financial Statements and Supplemental Schedules

First Financial Bancorp 401(k) Savings Plan

Years ended December 31, 2008 and 2007
with Report of Independent Registered Public Accounting Firm

First Financial Bancorp 401(k) Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors
First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but  not  for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008, and reportable transactions for the year then ended are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cincinnati, Ohio
June 24, 2009

First Financial Bancorp 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments-at fair value:
First Financial Bancorp common stock	$10,072,970	$9,803,747
Common collective trust	7,121,652	6,719,062
Mutual funds	14,048,888	21,982,614
Money market fund	8	15,461

Total investments	31,243,518	38,520,884

Receivables:
Interest and dividends	21,592	33,682
Employer	508	-

Total assets	31,265,618	38,554,566

Net assets available for benefits at fair value	31,265,618	38,554,566

Adjustment from fair value to contract value for fully benefit responsive investment contract	(21,458)	(21,077)

Net assets available for benefits	$31,244,160	$38,533,489

See accompanying notes.

First Financial Bancorp 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	December 31,
	2008	2007

Additions to (deductions from) net assets attributed to:
Investment loss:
Net depreciation in fair value of investments	$(10,134,044)	$(5,100,365)
Interest	161,765	194,288
Dividends	2,532,213	3,038,818

Total investment loss	(7,440,066)	(1,867,259)

Contributions:
Employer	1,656,761	1,178,587
Participants	3,228,643	3,233,393
Rollovers	21,621	198,040

Total contributions	4,907,025	4,610,020

Benefits paid to participants	(4,756,288)	(8,027,657)

Net decrease	(7,289,329)	(5,284,896)
Net assets available for benefits:
Beginning of year	38,533,489	43,818,385

End of year	$31,244,160	$38,533,489

See accompanying notes.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following brief description of the First Financial Bancorp 401(k) Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the summary plan description for more information.

First Financial Bancorp (the Plan Sponsor) is the sponsor of the plan.

General

The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan covers substantially all employees of the Plan Sponsor and affiliates who are age twenty-one or older.  The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants’ discretionary contributions would not be reportable as compensation for federal and state income tax purposes.  The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Funding

Employer contributions to the Plan are equal to 100 percent of the employee’s contribution up to the first 3% of the participant’s deferrals and 50 percent of the next 2% of the employee’s contribution up to a maximum employer contribution of 4%.  Employer contributions are initially invested in the Federated Stock and Bond Fund or as designated during the enrollment by the employee. Employer contributions made prior to January 1, 2006 were fully vested upon contribution to the Plan. Employer contributions made after December 31, 2007 for participants with a plan entry date of January 1, 2006 or after will be fully vested after the participant completes two years of service. As of January 1, 2008, participants are 100% vested under the safe harbor provision.  As of March 31, 2002, participants have the option of directing the employer contributions out of the First Financial Bancorp Common Stock Fund.  Although the Plan Sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.

Effective January 1, 2003, participants may elect to make contributions to the Plan of up to 50 percent of their eligible salary on a before-tax basis.  Prior to January 1, 2003, participants were permitted to make contributions to the Plan of up to 12 percent of their eligible salary on a before-tax basis.  Prior to January 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participating Corporations

The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those employees which the Plan determines shall be eligible.

Benefit Payments

Participants may elect an in-service, non-hardship distribution comprised of the participant’s after-tax contributions, employer contributions and the earnings on these accounts.   Employer contributions withdrawn are limited to those made more than eight plan quarters prior to the quarter in which the withdrawal is being made.  Such a withdrawal suspends the participant’s right to make contributions for six months.

Active employees may withdraw before-tax savings only if the participant can prove “financial hardship” as defined by the Plan Document.  Any distribution of before-tax funds results in a six month suspension of participation in the Plan.  Earnings on the participant’s before-tax contributions are not eligible for distribution prior to termination or retirement.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. A participant may elect to withdraw all or any part of his or her after-tax savings from the Plan.  Such withdrawal suspends the participant's rights to make future contributions for six months.

Plan Termination

In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

Reclassifications

Certain amounts in the 2007 financial statements have been reclassed to conform to the current year presentation.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Investments are individual mutual funds held with Federated Retirement Plan Services and a separate trust account at First Financial Bank (the Bank), National Association, a wholly-owned subsidiary of the Plan Sponsor, to hold the First Financial Bancorp Common Stock Fund investment option for the Plan.  Investments are stated at fair values based on quoted closing net asset values obtained by Federated Retirement Plan Services from published market data.  Security transactions are recorded on the trade date.

As described in Financial Accounting Standards Board Staff Position (FSP) AGG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in contracts through a common collective trust (the Federated Capital Preservation Fund).  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.  The fair value of the Plan’s interest in the Federated Capital Preservation Fund is based on information reported by the issuer of the common collective trust at year-end.  The contract value of the Federated Capital Preservation Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes”.  FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements.  FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Plan’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority.  Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

As originally issued, FIN 48 was effective for fiscal years beginning after December 15, 2006.  On December 31, 2008, the FASB issued FSP FIN 48-3 (FIN 48-3), which defers the effective date of FIN 48 for certain nonpublic enterprises to fiscal years beginning after December 15, 2008.  The Plan is a non-public enterprise to which FIN 48-3’s deferral applies.  The adoption of FIN 48 is not expected to have a material effect on the Plan’s financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurement”.  This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  Plan management has included the appropriate disclosures in accordance with the provisions of SFAS No. 157 in Note 4.

3. Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31
	2008	2007
First Financial Bancorp common stock	$10,072,970	$9,803,747
Federated Capital Preservation Fund	5,344,449	4,253,927
Federated Max-Cap Index Fund SS	3,341,723	5,558,490
First Funds Caliber Equity Fund (A)	2,376,560	4,797,762
American Funds EuroPacific Growth Fund (R3)	2,347,555	4,101,444
Federated Kaufmann Small Cap Fund (A)	2,165,027	4,326,678
Legacy Balanced Fund	1,777,203	2,465,135
First Funds Sterling Income Fund (A)	1,639,585	N/A

The Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in carrying value as follows:

	December 31
	2008	2007
First Financial Bancorp common stock	$875,951	$(4,645,013)

Equity and fixed income mutual funds	(10,477,399)	(663,372)
Common collective trust	(532,596)	208,020
Net depreciation	$(10,134,044)	$(5,100,365)

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

SFAS No. 157 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust, mutual funds and money market fund:  Valued at the net asset value (“NAV”) of share held by the plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stocks	$10,072,970	$-	$-	$10,072,970

Common collective trust	-	7,121,652	-	7,121,652

Mutual funds	14,048,888	-	-	14,048,888

Money market fund	8	-	-	8

Total assets at fair value	$24,121,866	$7,121,652	$-	$31,243,518

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 4, 2008, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

6. Transactions with Parties-in-Interest

Administrative and other service fees are paid by the Plan Sponsor.  The Plan is not charged for administrative services performed on its behalf by First Financial Bancorp.

The Plan invests in common stock of the Plan Sponsor.

The Bank, an affiliate of the Plan Sponsor, is the Plan Trustee.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended	Year Ended
	December 31, 2008	December 31, 2007

Net decrease in net assets available for benefits per the financial statements	$(7,289,329)	$(5,284,896)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	381	62,095

Net loss per the Form 5500	$(7,288,948)	$(5,222,801)

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

	Number of Shares or		Current
Identity of Issue/Description of Asset	Principal Amount	Cost	Value

First Financial Bancorp common stock*	814,128 shares	$12,933,408	$10,072,970

Federated Capital Preservation Fund	532,299 shares	N/A	5,344,449

Federated Max-Cap Index Fund SS	328,264 shares	N/A	3,341,723

First Funds Caliber Equity Fund (A)*	669,454 shares	N/A	2,376,560

American Funds EuroPacific Growth Fund (R3)	85,180 shares	N/A	2,347,555

Federated Kaufmann Small Cap Fund (A)	148,595 shares	N/A	2,165,027

Legacy Balanced Fund*	207,767 shares	N/A	1,777,203

First Funds Sterling Income Fund (A)*	171,505 shares	N/A	1,639,585

Federated Stock & Bond Fund, Inc. (A)	39,445 shares	N/A	528,963

Federated International Small Company Fund (A)	22,445 shares	N/A	489,743

Federated Target ETF 2015 Fund (A)	44,156 shares	N/A	358,988

American Century Real Estate Fund (A)	23,854 shares	N/A	278,612

Federated Mid Cap Index IS	18,360 shares	N/A	239,235

Federated Target ETF 2035 Fund (A)	26,007 shares	N/A	186,473

Federated Target ETF 2025 Fund (A)	12,822 shares	N/A	96,424

Federated Prime Value Obligation
Money Market Fund	8 shares	8	8

			$31,243,518

* Indicates party-in-interest to the Plan
N/A-Information is not required since these are participant directed investments

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, Line 4 j - Schedule of Reportable Transactions

For the year ended December 31, 2008

			Expenses		Current
			Incurred		Value of	Net
	Purchase	Selling	with	Cost of	Asset on	Gain
Identity of Issue/Description of Asset	Price	Price	Transaction	Asset	Valuation Date	(Loss)

Category (iii)—series of transactions in excess of 5 percent of plan assets

First Financial Bancorp common stock*	$-	$2,107,252	$-	$1,974,102	$2,107,252	$133,150

Federated Capital Preservation Fund	4,298,972	-	-	4,298,972	4,298,972	-
	-	3,228,217	-	3,225,076	3,228,217	3,141

Federated Stock & Bond Fund	1,993,698	-	-	1,993,698	1,993,698	-

Federated Max Cap Index Fund	1,980,173	-	-	1,980,173	1,980,173	-

* Represents a party-in-interest to the Plan

There were no category (i), (ii), or (iv) reportable transactions during 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP 401(K) SAVINGS PLAN

Date: June 25, 2009	By:	/s/ John R. Klein
John R. Klein
Vice President Human Resources First Financial Bancorp

By:	/s/ J. Franklin Hall
J. Franklin Hall
Executive Vice President and Chief Financial Officer
First Financial Bancorp